UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Form F-3 of Petróleo Brasileiro S.A. – Petrobras (No. 333-231302) and its accompanying prospectus supplement dated as of May 24, 2019.

Exhibits

Exhibit 1.1 – Underwriting Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2019.

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

By:	/s/ Larry Carris Cardoso
Larry Carris Cardoso
Loans and Financing
Administration General Manager

By:	/s/ Bianca Nasser Patrocinio
Bianca Nasser Patrocinio
Executive Manager of Corporate
Finance & Treasury